Filed pursuant to Rule 433
August 3, 2010
Relating to
Preliminary Prospectus Supplement dated August 3, 2010 to
Prospectus dated November 6, 2007
Registration Statement No. 333-147180
MetLife, Inc.
$250,000,000 Floating Rate Senior Notes due 2013
Final Term Sheet
August 3, 2010
Floating Rate Senior Notes due 2013

Issuer:	MetLife, Inc. (“Issuer”)

Securities:	Floating Rate Senior Notes due 2013

Aggregate Principal Amount:	$250,000,000

Price to the Public:	100% of principal amount

Gross Underwriting Discount:	0.20%

Proceeds to Issuer Before Expenses:	$249,500,000.00

Stated Maturity Date:	August 6, 2013

Pricing Date:	August 3, 2010

Settlement Date:	August 6, 2010

Interest Rate:	Three-month LIBOR, reset quarterly on each Interest Reset Date, plus 1.25% per year.

“Interest Reset Date” means each Interest

Payment Date, subject to the Business Day Convention (as defined below).

Interest Payment Dates:	February 6, May 6, August 6 and November 6 of each year. If any Interest Payment Date (other than the Stated Maturity Date or a Special Mandatory Redemption Date (as defined below)) is not a Business Day, that Interest Payment Date will be postponed to the next day that is a Business Day, except that if such Business Day is in the immediately succeeding calendar month, such Interest Payment Date (other than the Stated Maturity Date or a Special Mandatory Redemption Date) will be the immediately preceding Business Day (the “Business Day Convention”). If the Stated Maturity Date or a Special Mandatory Redemption Date is not a Business Day, MetLife, Inc. will pay interest and principal and premium, if any, on the next day that is a Business Day and no interest will accrue for the period from and after the Stated Maturity Date or a Special Mandatory Redemption Date.

“Business Day” means, with respect to the Floating Rate Senior Notes, any day other than a day on which the federal or state banking institutions in the Borough of Manhattan, The City of New York, are authorized or obligated by law, executive order or regulation to close.

First Interest Payment Date:	November 6, 2010

Anticipated Ratings*:	A3 (Moody’s) / A- (S&P) / A- (Fitch)

Denominations:	$100,000 and integral multiples of $1,000 in excess thereof

Ranking:	Senior Unsecured

Special Mandatory Redemption:	If, for any reason, (i) the Acquisition is not completed on or prior to July 10, 2011, or (ii) the Stock Purchase Agreement is terminated on or prior to July 10, 2011, MetLife, Inc. will redeem all of the Floating Rate Senior Notes on the Special Mandatory Redemption Date at the Special Mandatory Redemption Price.

“Special Mandatory Redemption Price” means 101% of the aggregate principal amount of the Floating Rate Senior Notes together with accrued and unpaid interest to but excluding the Special Mandatory Redemption Date.

“Special Mandatory Redemption Date” means the earlier to occur of (1) July 31, 2011 if the Acquisition has not been completed on or prior to July 10, 2011 or (2) the 30th day (or if such day is not a Business Day, the first Business Day thereafter) following the termination of the Stock Purchase Agreement.

CUSIP/ISIN:	59156RAZ1 / US59156RAZ10

Joint Book-Running Managers:	Banc of America Securities LLC Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc. HSBC Securities (USA) Inc. UBS Securities LLC Wells Fargo Securities, LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. toll free at (800) 503-4611 or UBS Securities LLC toll free at (877) 827-6444, ext. 561-3884.